UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25/A

                           NOTIFICATION OF LATE FILING

(CHECK ONE):[X]Form 10-K [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR

                  For Period Ended:   December 31, 2005
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

University Bancorp, Inc.
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Full Name of Registrant

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Former Name if Applicable

2015 Washtenaw Avenue
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Address of Principal Executive Office (Street and Number)

Ann Arbor, Michigan 48104
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day
 [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The registrant is unable to file its Form 10K by the required due date because the registrant is working with their prior auditors, Grant Thornton, to get their consent to include their audit opinions for 2004 and 2003 in the Form 10K.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Stephen Lange Ranzini             (734)               741-5858
        ---------------------------   ------------------   --------------------
                 (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes [ ] No
                        SEE EXHIBIT
--------------------------------------------------------------------------------

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                University Bancorp, Inc.
                        --------------------------------------------
                        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    April 3, 2006            By: /s/ Stephen Lange Ranzini
                                  -----------------------------------
                                  Stephen Lange Ranzini
                                  President

                            University Bancorp, Inc.
                                 FORM 12b-25/A

For the year ended December 31, 2005

EXPLANATORY NOTE

This Amendment on Form 12b-25/A amends the Report on Form 12b-25 for the year ended December 31, 2005, as originally filed by University Bancorp, Inc. on March 31, 2006 (the "Original Filing"), for the purpose of correcting a few typographical errors in the exhibit attached to the original filing. The changes are:

1. "Midwest had a pretax income of $426,000 in 2005..." The original filing listed the year as 2004.

2. Total non-interest income increased to $5,891,330 for the year ended December 31, 2005 from $3,822,548 for the year ended in 2004. The original filing listed the date as December 31, 2004 and stated for the "period ended."

3. In the columnar table labeled December 31, 2005, Loans & Loans Held for Sale was changed to $47,099 from $45,652 in the original filing.